EXHIBIT

September 29, 1998



Impac Secured Assets Corp.
20371 Irvine Avenue, Suite 200
Santa Ana Heights, California  92707








                              Opinion: Tax Opinion

                              Impac Secured Assets Corp.

                              Mortgage Pass-Through Certificates, Series 1998-3
                              -------------------------------------------------

Ladies and Gentlemen:

We have acted as counsel to Impac Secured Assets Corp. (the "Company"), Impac Funding Corporation (the "Master Servicer" or "Impac Funding") and Impac Mortgage Holdings, Inc. ("IMH") in connection with the issuance and sale by the Company of Mortgage Pass-Through Certificates, Series 1998-3 (the "Certificates"), pursuant to the Pooling and Servicing Agreement, dated as of September 1, 1998 (the "Pooling and Servicing Agreement"), among the Company, the Master Servicer and Bankers Trust Company of California, N.A. (the "Trustee"). The Certificates consist of four classes of senior certificates designated as the Class A-1, Class A-2, Class A-3 and R Certificates (collectively, the "Senior Certificates") and six classes of subordinated certificates designated as the Class M-1, Class M-2 and Class M-3 Certificates (collectively, the "Class M Certificates") and the Class B-1, Class B-2 and Class B-3 Certificates (collectively, the "Class B Certificates"). Only the Senior Certificates (other than the Class A-3 Certificates) and the Class M Certificates (collectively, the "Sold Certificates") are offered under the Prospectus.

The Senior Certificates in the aggregate and the Class M-1, Class M-2 and Class M-3 Certificates evidence initial undivided interests of approximately 94.00%, 2.45%, 1.20% and 0.70% in a trust fund (the "Trust Fund") consisting primarily of a pool of conforming, fixed-rate, one- to four-family first mortgage loans (the "Mortgage Loans"). Impac Funding originated or acquired the Mortgage Loans through its mortgage loan purchase program from various seller/servicers. Impac Funding transferred the Mortgage Loans to the Company pursuant to the Mortgage Loan Purchase Agreement, dated September 1, 1998 (the "Mortgage Loan Purchase Agreement"), in exchange for immediately available funds and the Class A-3, Class B-1, Class B-2 and Class B-3 Certificates (the "Retained Certificates").

The Company sold the Sold Certificates and all of the contractual rights to certain interest distributions on the Mortgage Loans represented by the Excess Servicing Strip (the "Excess Servicing Strip"), as defined in the Prospectus, to Donaldson, Lufkin & Jenrette Securities Corporation (the "Underwriter") pursuant to the Underwriting Agreement, dated September 25, 1998, among the Company, Impac Funding, IMH and the Underwriter (the "Underwriting Agreement"; the Pooling and Servicing Agreement, the Mortgage Loan Purchase Agreement and the Underwriting Agreement, collectively, the "Agreements"). Capitalized terms not defined herein have the meanings assigned to them in the Agreements.

In connection with rendering this opinion letter, we have examined the Pooling and Servicing Agreement and such other documents as we have deemed necessary. As to matters of fact, we have examined and relied upon representations, warranties and covenants of the parties contained therein and, where we have deemed appropriate, representations or certifications of officers of parties to the Pooling and Servicing Agreement or public officials. In rendering this opinion letter, except for the matters that are specifically addressed in the opinions expressed below, we have assumed (i) the authenticity of all documents submitted to us as originals and the conformity to the originals of all documents submitted to us as copies, (ii) the necessary entity formation and continuing existence in the jurisdiction of formation, and the necessary licensing and qualification in all jurisdictions, of all parties to all documents, (iii) the necessary authorization, execution, delivery and enforceability of all documents, and the necessary entity power with respect thereto, (iv) the conformity of the Mortgage Loans and the related documents to the requirements of the Pooling and Servicing Agreement and (v) that there is not and will not be any other agreement that modifies or supplements the Pooling and Servicing Agreement expressed in the documents to which this opinion letter relates and that renders any of the opinions expressed below inconsistent with such documents as so modified or supplemented.

Based on the foregoing and assuming compliance with the provisions of the Pooling and Servicing Agreement, for federal income tax purposes, the Trust Fund will qualify as a real estate mortgage investment conduit ("REMIC") within the meaning of Section 860A through 860G (the "REMIC Provisions") of the Internal Revenue Code of 1986 (the "Code"). The Senior Certificates (other than the Class R Certificates), the Class M Certificates and the Class B Certificates will constitute "regular interests" in the Trust Fund, and the Class R Certificates will be the sole class of "residual interests" in the Trust Fund, each within the meaning of the REMIC Provisions in effect on the date hereof.

The opinions set forth herein are based upon the existing provisions of the Code and Treasury regulations issued or proposed thereunder, published Revenue Rulings and releases of the Internal Revenue Service and existing case law, any of which could be changed at any time. Any such changes may be retroactive in application and could modify the legal conclusions upon which such opinions are based. The opinions expressed herein are limited as described above, and we do not express an opinion on any other legal or income tax aspect of the transactions contemplated by the documents relating to the transaction.

In rendering the foregoing opinions, we express no opinion as to the laws of any jurisdiction other than the federal income tax laws of the United States. This opinion will not be updated for subsequent changes or modifications to the law and regulations or to the judicial and administrative interpretations thereof, unless we are specifically engaged to do so. This opinion letter is rendered for the sole benefit of the addressee hereof, and no other person or entity is entitled to rely hereon. Copies of this opinion letter may not be made available to any other person, and no portion of this opinion letter may be quoted, circulated or referred to in any other document, without our prior written consent. We consent to the filing of this opinion letter as an exhibit to the Company's Form 8-K.


                                      Very truly yours,


                                      THACHER PROFFITT & WOOD



                                      By /s/THACHER PROFFITT & WOOD